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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 1-34429

PAMPA ENERGÍA S.A.

(Exact Name of the Registrant as Specified in the Charter)

Pampa Energy Inc.

(Translation of Registrant’s Name into English)

Ortiz de Ocampo 3302, Building #4

C1425DSR, City of Buenos Aires

Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-208160).

TABLE OF CONTENTS

Forward-Looking Statements	2

Pampa Energía	3

Operating and Financial Review as of September 30, 2015, and for the Nine Months Ended September 30, 2014 and 2015	5

Recent Developments	29

We have prepared this report to provide our investors with disclosure regarding recent developments in our business and results of operations for the nine months ended September 30, 2015.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-34429), filed with the U.S. Securities and Exchange Commission on May 12, 2015 (our “2014 Form 20-F”). Unless otherwise defined, all capitalized terms used herein shall have the meaning ascribed to them in our 2014 Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains estimates and forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•                     the runoff elections (ballotage) held on November 22, 2015 resulted in Mauricio Macri being elected as President of Argentina and any changes in government policies or interventions, including changes in the economy, foreign currency exchange controls, taxes, tariffs or regulatory framework, or in the delay or withholding of governmental approvals;

•                     our ability to arrange financing under reasonable terms;

•                     the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to future government approvals to increase or otherwise adjust such tariffs;

•                     changes in the laws and regulations applicable to energy and electricity and oil and gas sectors in Argentina;

•                     general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

•                     restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•                     competition in the electricity, public utility services and related industries;

•                     the impact of high rates of inflation on our costs;

•                     deterioration in regional and national business and economic conditions in or affecting Argentina; and

•                     other risks factors discussed under “Item 3.  Risk Factors.” in our 2014 Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

PAMPA ENERGÍA

Pampa Energía S.A. is the largest fully integrated electricity company in Argentina.  Our generation subsidiaries had an aggregate installed generating capacity of 2,217 MW as of September 30, 2015, representing 7.1% of the installed generating capacity in Argentina at such date, and generated a total of 6,272 net GWh of electricity during the nine months ended September 30, 2015, representing approximately 6.2% of total electricity generated in Argentina during such period.  We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 18,524 km (including Transba) of high voltage transmission lines that, as of September 30, 2015, represented approximately 90% of the high voltage system in Argentina, according to the information made available by CAMMESA.  We believe that our subsidiary Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and pesos) in 2014, based on publicly available figures released by electricity distribution companies in Argentina.

Our principal assets, as of September 30, 2015, are divided among our electricity generation, transmission and distribution businesses, as follows:

•         Generation.  Our generation assets include:

-       HINISA and HIDISA, two hydraulic power generation systems with an aggregate installed capacity of 653 MW located in the Province of Mendoza, which we acquired in October 2006;

-       Güemes, including (i) a thermal generation plant (Central Térmica Güemes) with an installed capacity of 361 MW located in General Güemes, in the Province of Salta, which we acquired in January 2007; and (ii) a thermal generation plant (Central Térmica Piquirenda) with an installed capacity of 30 MW located in Piquirenda, General San Martin, in the Province of Salta, which we acquired in March 2011;

-       Loma de la Lata, a thermal generation plant with an installed capacity of 553 MW (includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW) located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007; and

-       Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007.

•        Transmission.  We participate in the electricity transmission business through our co-controlling interest in Transener, which owns, operates and maintains the largest high voltage electricity transmission system in Argentina, and, through its subsidiary Transba, which owns and operates a separate high voltage transmission system located within the Province of Buenos Aires.  We acquired our co-controlling interest in Transener in September 2006.

•        Distribution.  We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 2.8 million customers.  We acquired our controlling interest in Edenor in September 2007.

In addition to our principal electricity assets, we hold other non-electricity assets and investments, including: 49.72% of the capital stock of Petrolera Pampa; a 10% stake in the share capital of CIESA, a company holding 51% of TGS’s capital stock; and the character of “Beneficiario” (interest beneficiary) and “Fideicomisario”(principal beneficiary) under the MSA Trust, owner of 40% of the capital stock of CIESA; and our investments in Bodega Loma la Lata S.A.  For more information about our business, see “Item 4. Our Business” in our 2014 Form 20-F.

Organizational structure

The following chart sets forth our corporate structure.

 OPERATING AND FINANCIAL REVIEW AS OF SEPTEMBER 30, 2015,

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

The following is a summary and discussion of our financial position as of September 30, 2015 and our results of operations for the nine months ended September 30, 2015. For comparative purposes, the following includes financial information as of December 31, 2014 and for the nine months ended September 30, 2014. The following tables and discussion should be read in conjunction with our unaudited consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2015, furnished with the SEC on November 19, 2015 (our “Unaudited Interim Financial Statements”) as well as our annual audited consolidated financial statements as of and for the three years ended December 31, 2014, 2013 and 2012, which are included in our 2014 Form 20-F (our “Audited Consolidated Financial Statements”).

In the opinion of our management, the unaudited selected financial data discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2014 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.”, “AR$” and “Pesos” are to Argentine pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the average between the purchaser and seller exchange rates reported by the Banco de la Nación Argentina (“Banco Nación”), as of September 30, 2015 of U.S.$ 1.00 = Ps. 9.372, unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On November 20, 2015, the exchange rate was Ps. 9.618, to U.S.$ 1.00. As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates.  See “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations” and “Item 3. Key Information—Risk Factors—Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business” in our 2014 Form 20-F.

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as us. In accordance with IFRS, the financial information set forth in this report and in our 2014 Form 20-F has not been adjusted to reflect inflation. Inflation could therefore affect the comparability among the different periods presented in this report and in our 2014 Form 20-F.  See “Risk Factors—The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition” and “—The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations” in our 2014 Form 20-F. The rate of inflation for the first nine months of 2015, as measured by the variations in the WPI and the CPI, according to National Statistics and Census Institute (Instituto Nacional de Estadística y Censos, or “INDEC”) was 10.7%. The accuracy of the measurements of inflation by INDEC has been called into question, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. See “Risk Factors— The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” in our 2014 Form 20-F.

Sources of Revenues

No significant changes have arisen in sources of revenues since we filed our 2014 Form 20-F. See “Item 5. Operating and Financial Review and Prospectus—Sources of Revenue” in our 2014 Form 20-F and Note 19 to our Unaudited Interim Financial Statements.

Factors Affecting Our Results of Operations

Other than the Secretariat of Energy’s issuance of Resolutions No.482/15 and 32/15, no significant changes have arisen in the factors affecting our results of operations or outlook for 2015 since we filed our 2014 Form 20-F. See “Recent Developments — Increase in the Electricity Generation Remuneration Scheme of SE Resolution No.482/15” in this Report, Notes 2.1, 2.2 and 4  to our Unaudited Interim Financial Statements, Note 2.3.5 to our Audited Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospectus—Factors Affecting Our Results of Operation” in our 2014 Form 20-F.

Critical Accounting Policies and Judgments

                The following discussion should be read together with our Unaudited Interim Financial Statements and our 2014 Form 20-F. See Notes 4 and 5 to our Unaudited Interim Financial Statements and “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Judgments” in our 2014 Form 20-F.

Income recognition on account of the RTI - SE Resolution No. 32/15

The recognition of income on account of Resolution 32/15 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance,” inasmuch as it implies compensation for the expenses and investments associated with and incurred in the regular course of the provision of services under our concessions.  This recognition is made at fair value when there are reasonable assurances that it will be collected and the conditions attached thereto have been satisfied.  On the other hand, income on account of Resolution No. 745/05 is recognized on the basis of billings.  See Notes 2 and 4 to our Unaudited Interim Financial Statements.

Selected Financial Data

The following tables set forth our unaudited selected financial data for the nine months ended September 30, 2014 and 2015 and as of December 31, 2014 and September 30, 2015.

	For the Nine Months Ended September 30,
	2014	2015	2015
	(Pesos) (unaudited)	(Pesos) (unaudited)	(U.S.$)(1) (unaudited)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	4,542,655,355	5,362,879,228	572,223,563
Cost of sales	(4,388,209,875)	(5,211,263,793)	(556,046,073)
Gross profit	154,445,480	151,615,435	16,177,490
Selling expenses	(503,942,444)	(675,759,184)	(72,104,053)
Administrative expenses	(590,696,994)	(809,820,673)	(86,408,523)
Other operating income	171,079,185	330,088,169	35,220,675
Other operating expenses	(249,937,847)	(420,528,418)	(44,870,723)
Reversal of impairment of property, plant and equipment	88,406,704	25,259,957	2,695,258-
Profit from share in joint ventures	7,791,702	45,552,214	4,860,458
Loss from share in associates	(319,388)	(1,683,091)	(179,587)
Operating loss before higher costs recognition and SE Resolution SE No. 32/15	(923,173,602)	(1,355,275,591)	144,609,005

Income recognition on account of the RTI - SE Resolution No. 32/15(2)	-	3,809,727,433	406,501,007
Higher Costs Recognition - Resolution SE No. 250/13 and subsequent Notes(2)	735,534,348	186,595,975	19,909,942
Operating profit (loss)	(187,639,254)	2,641,047,817	281,801,944
Financial income	252,238,553	206,093,067	21,990,297
Financial cost	(841,697,251)	(696,665,096)	(74,334,731)
Other financial results	226,127,942	176,039,891	18,783,599
Financial results, net	(363,330,756)	(314,532,138)	(33,560,834)
Profit (Loss) before income tax	(550,970,010)	2,326,515,679	248,241,110
Income tax	(31,513,878)	(785,825,364)	(83,848,204)
Total Profit (Loss) of the year	(582,483,888)	1,540,690,315	164,392, 906

Total Profit (Loss) of the year attributable to:
Owners of the company	15,182,431	1,003,290,145	107,051,872
Non-controlling interest	(597,666,319)	537,400,170	57,341,034
Basic earnings (loss) per share from continuing operations	0.0116	0.7634	0.0815
Diluted earnings (loss) per share from continuing operations(3)	0.0151	0.6378	0.0681
Basic earnings (loss) per ADS from continuing operations	0.0005	0.0305	0.0033
Diluted earnings (loss) per ADS from continuing operations(3)	0.0006	0.0255	0.0027
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895	140,238,038

CASH FLOW DATA
Net cash generated by operating activities	1,973,335,129	2,756,747,142	294,147,156
Net cash used in investing activities	(1,857,939,595)	(3,975,728,627)	(424,213,469)
Net cash generated by (used in) financing activities	(241,375,463)	1,185,353,103	126,478,137

(1) Solely for the convenience of the reader, Peso amounts as of September 30, 2015 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on September 30, 2015 of Ps. 9.372 to U.S.$ 1.00.

(2) See Note 2.3 to our Audited Consolidated Financial Statements.

(3) Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all potential dilutive common shares. The Company has a type of potential dilutive common shares, which consist of warrants.

	For the Nine Months Ended September 30,
	2014	2015
	(Pesos) (unaudited)	(Pesos) (unaudited)
Revenue
Generation	1,565.3	1,902.2
Transmission (1)	489.6	671.2
Distribution	2,748.2	2,911.2
Holding and others	279.2	629.8
Eliminations	(50.1)	(80.3)
Subtotal revenue	5,032.2	6,034.1
Sales from interest in joint ventures	(489.6)	(671.2)
Total revenue	4,542.7	5,362.9

Gross profit (loss)
Generation	723.8	895.7
Transmission (1)	129.6	219.1
Distribution	(717.8)	(977.9)
Holding and others	153.3	238.3
Eliminations	(4.9)	(4.6)
Subtotal gross profit	284.0	370.7
Gross loss from interest in joint ventures	(129.6)	(219.1)
Total gross profit	154.4	151.6

Operating profit (loss)
Generation	667.5	673.9
Transmission (1)	54.3	126.2
Distribution	(915.7)	1,666.3
Holding and others	53.3	255.3
Eliminations	(0.4)	-
Subtotal operating profit (loss)	(141.0)	2,721.8
Operating loss from interest in joint ventures	(46.6)	(80.7)
Total operating profit (loss)	(187.6)	2,641.0

Total profit (loss) of the period
Generation	288.9	357.4
Transmission (1)	7.7	45.4
Distribution	(1,726.0)	745.5
Holding and others	847.0	392.3
Total profit (loss) of the period	(582.5)	1,540.7

Total profit (loss) attributable to owners of the company
Generation	275.8	328.4
Transmission (1)	7.7	45.4
Distribution	(1,045.0)	290.5
Holding and others	776.7	339.0
Total profit attributable to owners of the company	15.2	1,003.3

Generation	13.1	29.0
Distribution	(681.0)	455.0
Holding and others	70.3	53.4
Total profit (loss) attributable to non-controlling interest	(597.7)	537.4

(1) For the purposes of presenting segment information the indirect interest of our segment Transmission has been consolidated proportionally

	As of December 31,	As of September 30,
	2014	2015	2015(1)
	(Pesos) (audited)	(Pesos) (unaudited)	(U.S.$) (unaudited)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	226,894,893	256,858,938	27,407,057
Investments in associates	133,169,84	131,486,493	14,029,715
Property, plant and equipment	9,218,009,975	12,712,370,826	1,356,420,276
Intangible assets	872,384,009	850,287,440	90,726,359
Biological assets	1,894,481	1,863,870	198,876
Financial assets at fair value through profit and loss	963,012,962	1,233,448,450	131,609,950
Deferred tax asset	93,681,916	98,548,334	10,515,187
Trade and other receivables	954,842,893	1,134,404,867	121,041,919
Total non-current assets	12,463,980,803	16,419,269,218	1,751,949,340
Current assets:
Biological assets	198,470	121,181	12,930
Inventories	135,570,860	200,051,291	21,345,635
Financial assets at fair value through profit and loss	1,028,577,127	2,565,054,177	273,693,361
Derivative financial instruments	-	1,738,000	185,446
Trade and other receivables	2,896,835,156	4,447,212,901	474,521,223
Cash and cash equivalents	335,234,106	312,578,651	33,352,396
Total current assets	4,396,415,712	7,526,756,201	803,110,990
Total assets	16,860,396,522	23,946,025,419	2,555,060,331
Shareholders’ equity
Share capital	1,314,310,895	1,314,310,895	140,238,038
Additional paid-in capital	342,105,475	344,477,771	36,756,058
Legal reserve	14,304,190	51,462,158	5,491,054
Voluntary reserve	271,779,611	977,780,998	104,330,025
Reserve for directors’ options	266,060,067	266,060,067	28,388,825
Retained earnings (Accumulated losses)	743,159,355	1,003,290,145	107,051,872
Other comprehensive loss	(32,191,096)	(31,956,254)	(3,409,758)
Equity attributable to owners of the company	2,920,407,893	3,925,425,780	418,846,114
Non-controlling interest	633,431,122	1,146,722,310	122,356,200
Total equity	3,553,839,015	5,072,148,090	541,202,314
Non-current liabilities:
Trade and other payables	1,909,433,852	2,565,588,864	273,750,412
Borrowings	3,731,267,723	5,134,712,589	547,877,997
Deferred revenue	109,089,120	133,783,555	14,274,814
Salaries and social security payable	62,858,307	81,437,357	8,689,432
Defined benefit plans	196,587,957	231,238,167	24,673,300
Deferred tax liabilities	470,584,488	552,674,482	58,970,815
Taxes payable	274,654,874	386,851,345	41,277,352
Provisions	119,455,898	213,306,723	22,760,000
Total non-current liabilities	6,873,932,219	9,299,593,082	992,274,123

	As of December 31,	As of September 30,
	2014	2015	2015(1)
	(Pesos) (audited)	(Pesos) (unaudited)	(U.S.$) (unaudited)
Current liabilities:
Trade and other payables	4,536,471,292	6,376,275,559	680,353,773
Borrowings	839,303,970	1,422,422,342	151,773,617
Deferred revenue	763,684	763,684	81,486
Salaries and social security payable	725,274,898	800,199,727	85,381,960
Defined benefit plans	26,759,690	44,681,809	4,767,585
Taxes payable	231,928,622	837,199,426	89,329,858
Derivative financial instruments	47,880,462	33,103,700	3,532,192
Provisions	24,242,670	59,638,000	6,363,423
Total current liabilities	6,432,625,288	9,574,284,247	1,021,583,893
Total liabilities	13,306,557,507	18,873,877,329	2,013,858,016
Total liabilities and equity	16,860,396,522	23,946,025,419	2,555,060,331

(1) Solely for the convenience of the reader, Peso amounts as of September 30, 2015 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on September 30, 2015 of Ps. 9.372 to U.S.$ 1.00.

Consolidated Results of Operations for the Nine Months Ended September 30, 2014 and 2015

 Generation Segment

Generation net sales increased by 21.5% to Ps. 1,902.2 million for the nine months ended September 30, 2015 from Ps. 1,565.3 million for the nine months ended September 30, 2014, mainly attributable to the effect of the growth in average electricity selling prices calculated for the segment (Ps. 280.3 per MWh for the nine months ended September 30, 2015, compared to Ps. 214.2 per MWh for the nine months ended September 30, 2014, which represents a sales increase of Ps. 488.2 million), partly offset by a decline in the amount of electricity sold by the segment (6,738 GWh for the nine months ended September 30, 2015, compared to 7,385 GWh for the nine months ended September 30, 2014, which represents a sales decrease of Ps. 181.4 million).

Average electricity generation selling prices mainly reflect the impact of the new remuneration scheme under SE Resolution No. 482/2015, which was issued in July 2015 and replaced the prior scheme in force under SE Resolution No. 529/2014 with retroactive effect to February 2015.  SE Resolution No. 482/2015 enacted changes to the exchange rate, which impacted our revenues under Energía Plus and SE Resolution No. 220/2007 agreements, which are priced in U.S. dollars. See “Recent Developments—Increase in the Electricity Generation Remuneration Scheme of SE Resolution No. 482/15.” Moreover, the decrease in electricity sales (in GWh) was mainly attributable to lower generation in CTLL and CPB due to maintenance on turbines during this period, partly offset by greater generation in CTG due to a higher dispatch by the turbines, as well as to a higher dispatch by our hydraulic power units.

The following table shows net electricity sales (in GWh) for our power generation plants:

	Nine Months Ended September 30,
	2014			2015
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydraulic
HINISA	281	29	311	300	1	300
HIDISA	187	28	215	233	-	233
Thermal
CTG	1,071	446	1,517	1,343	464	1,807
CTLLL	2,799	80	2,879	2,009	-	2,009
CTP	87	-	87	119	-	119
CPB	2,325	52	2,377	2,268	2	2,269
Total	6,750	635	7,385	6,272	466	6,738
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales increased by 19.6% to Ps. 1,006.5 million for the nine months ended September 30, 2015 from Ps. 841.4 million for the nine months ended September 30, 2014, mainly attributable to increases in: (i) labor costs by 36.1% in our hydraulic power units and by 36.0% in our thermal power units, in each case associated mainly with higher salaries; (ii) gas consumption by 25.4%,  due to higher prices and higher volume of gas purchases due to increased dispatch by our generating units; (iii) consumption of materials and maintenance costs by 41.0% in our thermal power units due to increase in work maintenance and (iv) rental and insurance expenses by 86.8% due to the rental of a modular supercore for CTG’s gas turbine. These effects were partly offset by a decline in energy purchases of 90.2% in our hydroelectric power units and of 8.8% in our thermal power units, due to the fact that under SE Resolution No. 95/13 we are prevented from entering into new supply agreements and renewing supply agreements in force in the term market of the WEM. See “Item 4. The Argentine Electricity Sector—SE Resolution No. 95/2013, as amended—New Price Scheme and other modifications to the WEM” in our 2014 Form 20-F.

The following table shows the main components of our generation segment cost of sales for the specified periods:

	Nine Months Ended September 30,
Cost of Sales, in AR$mm except %	2014		2015
Hydraulic facilities:
Energy purchases	23.2	20.0%	2.3	2.0%
Labor costs	43.3	37.4%	58.9	50.6%
Royalties	10.4	9.0%	11.6	10.0%
Material consumption and maintenance	9.3	8.0%	13.8	11.9%
Amortization for intangible assets	14.6	12.6%	14.6	12.5%
Fees for third-party services	0.8	0.7%	1.9	1.6%
Depreciation of property, plant and equipment	1.3	1.1%	1.3	1.1%
Others	12.9	11.2%	11.9	10.3%
Total hydraulic	115.7	100.0%	116.4	100.0%

Thermal facilities:
Energy purchases	175.2	24.1%	159.9	18.0%
Gas consumption	148.6	20.5%	186.5	20.9%
Labor costs	152.5	21.0%	200.6	22.5%
Material consumption and maintenance	71.2	9.8%	100.3	11.3%
Depreciation of property, plant and equipment	79.0	10.9%	94.7	10.6%
Rental and insurance	30.7	4.2%	57.3	6.4%
Fees for third-party services	12.9	1.8%	20.8	2.3%
Taxes, rates and contributions	11.6	1.6%	15.6	1.8%
Others	43.9	6.1%	54.4	6.1%
Total thermal	725.7	100.0%	890.1	100.0%

Total	841.4	100.0%	1,006.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, our generation segment gross profit increased by 23.7% to Ps. 895.7 million for the nine months ended September 30, 2015 compared to Ps. 723.8 million for the nine months ended September 30, 2014.

Generation selling expenses increased by 40.5% to Ps. 15.6 million for the nine months ended September 30, 2015, compared to Ps. 11.1 million for the nine months ended September 30, 2014, mainly attributable to a 75.7% increase in labor costs associated mainly with higher salaries and a 45.4% increase in sales taxes paid (ingresos brutos). Selling expenses relating to our hydraulic power units amounted to Ps. 7.0 million and Ps. 6.5 million, and those corresponding to our thermal power units reached Ps. 8.6 million and Ps. 4.6 million, for the nine months ended September 30, 2015 and 2014, respectively.

The following table shows the main components of our generation segment selling costs for the specified periods:

	Nine Months Ended September 30,
Selling Expenses, in AR$mm except %	2014		2015
Taxes, rates and contributions	4.9	43.8%	7.1	45.4%
Labor costs	3.3	29.2%	5.7	36.6%
Doubtful accounts	1.1	10.2%	1.0	6.3%
Others	1.9	16.7%	1.8	11.7%
Total	11.1	100.0%	15.6	100.0%
Of which:
Hydroelectric	6.5	58.8%	7.0	44.7%
Thermal	4.6	41.2%	8.6	55.3%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation administrative expenses increased by 42.4% to Ps. 193.9 million for the nine months ended September 30, 2015, compared to Ps. 136.2 million for the nine months ended September 30, 2014, mainly attributable to higher labor costs associated mainly with higher salaries in our generation subsidiaries. Administrative expenses corresponding to our hydraulic units were Ps. 18.4 million and Ps. 15.3 million, while those for our thermal power units were Ps. 175.5 million and Ps. 120.9 million, for the nine months ended September 30, 2015 and 2014, respectively.

The following table shows the main components of our generation segment administrative expenses segment for the specified periods:

	Nine Months Ended September 30,
Administrative Expenses, in AR$mm except %	2014		2015
Labor costs	76.9	56.5%	127.6	65.8%
Fees for third-party services	28.2	20.7%	31.7	16.3%
Rental and insurance	8.8	6.4%	10.4	5.4%
Depreciation of property, plant and equipment	4.6	3.4%	3.0	1.5%
Taxes, rates and contributions	3.3	2.4%	1.9	1.0%
Others	14.4	10.6%	19.4	10.0%
Total	136.2	100.0%	193.9	100.0%
Of which:
Hydraulic	15.3	11.3%	18.4	9.5%
Thermal	120.9	88.7%	175.5	90.5%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation operating income and expenses had a net loss of Ps. 37.6 million for the nine months ended September 30, 2015, compared to a net gain of Ps. 2.5 million for the nine months ended September 30, 2014, mainly attributable to the recovery of tax on gross income registered by CTLL (reversal of the provision) during the nine months ended September 30, 2014.  See Note 38 to our Unaudited Consolidated Financial Statements.

The following table shows the main components of other net operating income and expenses in our generation segment for the specified periods:

	Nine Months Ended September 30,
Other Operating Income & Expenses, in AR$mm except %	2014		2015
Insurance recovery	5.6	225.2%	0.0	(0.1)%
Recovery of receivables	0.4	14.1%	0.4	(1.0)%
Recovery of tax on gross income	37.9	1,515.2%	-	0.0%
Recovery of penalties	-	0.0%	7.2	(19.1)%
Profit of property, plant and equipment sale	5.6	223.5%	0.0	(0.1)%
Recovery of expenses	5.5	220.9%	2.6	(6.9)%
Debit and credit tax	(22.5)	(896.6)%	(37.3)	99.1%
Allowance for uncollectible tax credits	(2.6)	(103.0)%	(3.6)	9.7%
Provision for contingencies	(18.4)	(736.1)%	(1.6)	4.2%
Other operating costs for contract termination	(11.4)	(453.9)%	-	0.0%
Others	2.3	90.7%	(5.3)	14.2%
Total	2.5	100.0%	(37.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating profit increased by 1.0% to Ps. 673.9 million for the nine months ended September 30, 2015, compared to Ps. 667.5 million for the nine months ended September 30, 2014. Operating profit further reflects the reversal of an impairment in property, plant and equipment by Ps.25.3 million and Ps.88.4 million in the nine month periods ended September 30, 2015 and 2014, respectively.

Generation net financial results improved by 49.9% to a net loss of Ps. 171.5 million for the nine months ended September 30, 2015, compared to a net loss of Ps. 342.4 million for the nine months ended September 30, 2014. This is mainly attributable to a decrease of Ps. 297.6 million in our loss from net foreign exchange differences and an increase in our net commercial interest revenues of Ps. 76.1 million as a result of the execution of the 2014 Expansion Agreement, the supplementary agreement and the approval of major maintenance works to be performed, resulting in the recalculation by our power generation subsidiaries of the recoverable value of CAMMESA’s receivables. See Note 2.1.e  to our Audited Consolidated Financial Statements. These effects were partly offset by a loss as a result of changes in the fair value of financial instruments of Ps. 179.3 million and a higher net financial interest loss of Ps. 31.9 million.

The following table shows the main components of our generation segment financial and holding income for the specified periods:

	Nine Months Ended September 30,
Financial Results, in AR$mm except %	2014		2015
Financial income
Financial interest	46.0	45.4%	54.4	29.3%
Commercial interest	55.3	54.6%	131.4	70.7%
Others	-	0.0%	0.0	0.0%
Subtotal	101.3	100.0%	185.8	100.0%

Financial cost
Financial interest	(170.6)	85.7%	(202.5)	82.0%
Tax interest	(22.1)	11.1%	(34.9)	14.1%
Taxes and bank commissions	(6.0)	3.0%	(6.4)	2.6%
Others	(0.4)	0.2%	(3.0)	1.2%
Subtotal	(199.1)	100.0%	(246.8)	100.0%

Other financial results
Foreign exchange differences, net	(367.7)	150.3%	(70.1)	63.4%
Results from current value measurement	10.7	(4.4)%	29.7	(26.9)%
Changes in the fair value of financial instruments	109.1	(44.6)%	(70.2)	63.5%
Other financial results	3.2	(1.3)%	-	0.0%
Subtotal	(244.7)	100.0%	(110.5)	100.0%

Total	(342.4)	100.0%	(171.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of Ps. 145.0 million for the nine months ended September 30, 2015, compared to a tax charge of Ps. 36.1 million for the nine months ended September 30, 2014.

Finally, our generation segment recorded a net profit of Ps. 357.4 million for the nine months ended September 30, 2015, of which Ps. 328.4 million were attributable to the Company’s owners, compared to a net profit of Ps. 275.8 million for the nine months ended September 30, 2014 attributable to the Company’s owners.

Transmission Segment

Transmission net sales increased by 37.1% to Ps. 671.2 million for the nine months ended September 30, 2015, compared to Ps. 489.6 million for the nine months ended September 30, 2014.

Net regulated sales increased by 39.8% to Ps. 611.2 million for the nine months ended September 30, 2015, from Ps. 437.2 million during the nine months ended September 30, 2014, mainly attributable to an increase of Ps. 322.2 million in revenues from the implementation of the Renewal Agreement signed by Transener and Transba with SE and ENRE. See Note 2.2 to our Audited Consolidated Financial Statements.

Net unregulated revenues increased by 14.7% to Ps. 60.1 million for the nine months ended September 30, 2015 from Ps. 52.4 million for the nine months ended September 30, 2014, mainly attributable to greater revenues from the Fourth Line, of Ps. 12.3 million, as a result of the implementation of Resolution ENRE No. 272/2015, pursuant to which payments for operation in and maintenance of the Fourth Line are now determined from December 21, 2014. See “Item 4. Information on the Company—Our Transmission Business—Transener’s operations” in our 2014 Form 20-F.

Transmission cost of sales increased by 25.6% to Ps. 452.1 million for the nine months ended September 30, 2015, compared to Ps. 360.0 million for the nine months ended September 30, 2014, mainly attributable to increases in labor costs associated primarily with higher salaries.

The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Nine Months Ended September 30,
Cost of Sales, in AR$mm except %	2014		2015
Labor costs	207.4	57.6%	284.0	62.8%
Fees for third-party services	10.6	2.9%	13.0	2.9%
Depreciation of property, plant and equipment	31.9	8.9%	33.3	7.4%
Repairs and maintenance	14.7	4.1%	19.5	4.3%
Transport and per diem	15.3	4.2%	20.9	4.6%
Rental and insurance	16.5	4.6%	20.6	4.6%
Surveillance and security	8.2	2.3%	10.6	2.4%
Materials consumption	21.9	6.1%	4.6	1.0%
Others	33.5	9.3%	45.5	10.1%
Total	360.0	100.0%	452.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, our transmission gross profit increased by 69.1% to Ps. 219.1 million for the nine months ended September 30, 2015, from a Ps. 129.6 million profit for the nine months ended September 30, 2014.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 30.8% to Ps. 84.1 million for the nine months ended September 30, 2015, compared to Ps. 64.3 million for the nine months ended September 30, 2014, mainly attributable to labor cost increases associated with higher salaries.

The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Nine Months Ended September 30,
Administrative Expenses, in AR$mm except %	2014		2015
Labor costs	45.9	71.4%	61.7	73.4%
Fees for third-party services	4.3	6.7%	5.1	6.1%
Depreciation of property, plant and equipment	3.2	5.0%	3.4	4.0%
Rental and insurance	2.7	4.2%	3.8	4.5%
Others	8.1	12.6%	10.0	11.9%
Total	64.3	100.0%	84.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission operating income and expenses had a net loss of Ps. 8.8 million for the nine months ended September 30, 2015, compared to a Ps. 10.9 million loss for the nine months ended September 30, 2014.

The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Nine Months Ended September 30,
Other Operating Income & Expenses, in AR$mm except %	2014		2015
Debit and credit tax	(7.7)	70.3%	(8.6)	97.7%
Allowance for uncollectible tax credits	(5.4)	49.6%	(0.0)	0.2%
Insurance recovery	1.9	(17.5)%	-	0.0%
Others	0.3	(2.4)%	(0.2)	2.1%
Total	(10.9)	100.0%	(8.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating profit increased by 132.4% to Ps. 126.2 million for the nine months ended September 30, 2015, compared to a gain of Ps. 54.3 million for the nine months ended September 30, 2014, mainly attributable to increases in regulated sales, which were partly offset by increases in the above-described costs and expenses.

 Transmission net financial results accounted for a profit of Ps. 20.5 million for the nine months ended September 30, 2015, compared to a net loss of Ps. 9.5 million for the nine months ended September 30, 2014, mainly attributable to interest income from the Fourth Line and the Cost variation index of Memorandum of Agreement (IVC) under the Memorandum of Understanding of Ps. 120.2 million, partly offset by foreign exchange losses of Ps. 54.6 million, and financial interest on liabilities of Ps. 44.1 million.  See “Item 4. Our Business—Our Transmission Business—Cost Increases and the Instrumental Agreements” and Note 2.3 to our Unaudited Consolidated Financial Statements.  During the same period of 2014, our transmission segment recorded foreign exchange losses of Ps. 130.1 million and financial interest on liabilities of Ps. 44.0 million, partly offset by interest income from the Fourth Line and the IVC of Ps. 165.3 million.

The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Nine Months Ended September 30,
Financial Results, in AR$mm except %	2014		2015
Financial income
Financial interest	165.3	100.0%	120.2	100.0%
Subtotal	165.3	100.0%	120.2	100.0%

Financial cost
Financial interest	(44.0)	99.2%	(44.1)	99.0%
Others	(0.3)	0.8%	(0.4)	1.0%
Subtotal	(44.3)	100.0%	(44.6)	100.0%

Other financial results
Foreign exchange differences, net	(130.1)	99.7%	(54.6)	99.0%
Others	(0.4)	0.3%	(0.5)	1.0%
Subtotal	(130.5)	100.0%	(55.1)	100.0%

Total	(9.5)	100.0%	20.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of Ps. 53.1 million for the nine months ended September 30, 2015, compared to a charge of Ps. 25.4 million for the nine months ended September 30, 2014.

Finally, our transmission segment recorded a net profit of Ps. 45.4 million for the nine months ended September 30, 2015, compared to a net profit of Ps. 7.7 million for the nine months ended September 30, 2014 attributable to the Company’s owners.

Distribution Segment

Distribution net sales increased by 5.9% to Ps. 2,911.2 million for the nine months ended September 30, 2015, compared to Ps. 2,748.2 million for the nine months ended September 30, 2014, mainly attributable to higher electricity sales volume (17.0 GWh for the nine months ended September 30, 2015, compared to 16.1 GWh for the nine months ended September 30, 2014, which represents a sales increase of Ps. 128.0 million), charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012 and higher rental income from our poles. See Note 2 to our Audited Consolidated Financial Statements.

Distribution cost of sales increased by 12.2% to Ps. 3,889.1 million in the nine months ended September 30, 2015, compared to Ps. 3,466.0 million for the nine months ended September 30, 2014, mainly attributable to higher labor costs as a result of an increase in the number of employees and employee compensation, as well as higher energy purchases due to the increase in electricity sales volume.

The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Nine Months Ended September 30,
Cost of Sales, in AR$mm except %	2014		2015
Energy purchases	1,413.3	40.8%	1,547.9	39.8%
Labor costs	955.6	27.6%	1,353.0	34.8%
Fees for third-party services	539.0	15.6%	367.0	9.4%
Depreciation of property, plant and equipment	156.3	4.5%	175.1	4.5%
Penalties	179.1	5.2%	188.1	4.8%
Material consumption	159.1	4.6%	160.7	4.1%
Surveillance and security	19.8	0.6%	31.3	0.8%
Others	43.9	1.3%	65.9	1.7%
Total	3,466.0	100.0%	3,889.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, distribution gross loss increased by 36.2% to Ps. 977.9 million in the nine months ended September 30, 2015, compared to a loss of Ps. 717.8 million for the nine months ended September 30, 2014, mainly attributable to the cost of sales increase that was not offset by a revenue increase.

Distribution selling expenses increased by 30.3% to Ps. 601.5 million in the nine months ended September 30, 2015, compared to Ps. 461.7 million for the nine months ended September 30, 2014, mainly attributable to increased labor costs associated mainly with higher salaries and third-party fees between both periods.

The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Nine Months Ended September 30,
Selling Expenses, in AR$mm except %	2014		2015
Labor costs	173.5	37.6%	220.7	36.7%
Fees for third-party services	187.8	40.7%	237.7	39.5%
Depreciation of property, plant and equipment	12.2	2.6%	23.2	3.9%
Taxes, rates and contributions	29.9	6.5%	35.2	5.9%
Doubtful accounts	13.2	2.8%	22.8	3.8%
Communication Expenses	29.6	6.4%	44.1	7.3%
Others	15.5	3.3%	17.7	2.9%
Total	461.7	100.0%	601.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Distribution administrative expenses increased by 41.9% to Ps. 483.6 million for the nine months ended September 30, 2015, compared to Ps. 340.7 million for the nine months ended September 30, 2014, mainly attributable to labor cost increases resulting from wage increases, and increases in fees for third-party compensation between both periods.

The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Nine Months Ended September 30,
Administrative Expenses, in AR$mm except %	2014		2015
Labor costs	168.3	49.4%	250.8	51.9%
Fees for third-party services	102.5	30.1%	124.2	25.7%
Rental and insurance	24.9	7.3%	43.9	9.1%
Security surveillance expenses	10.5	3.1%	16.2	3.4%
Material consumption	8.1	2.4%	13.3	2.7%
Advertising and promotion	6.2	1.8%	10.1	2.1%
Depreciation of property, plant and equipment	7.6	2.2%	8.3	1.7%
Others	12.6	3.7%	16.8	3.5%
Total	340.7	100.0%	483.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other distribution operating profit and expenses amounted to a net loss of Ps. 267.1 million for the nine months ended September 30, 2015, compared to a net loss of Ps. 131.0 million for the nine months ended September 30, 2014.

The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Nine Months Ended September 30,
Other Operating Income & Expenses, in AR$mm except %	2014		2015
Income from services to third-parties	16.6	(12.6)%	39.7	(14.9)%
Debit and credit tax	(46.2)	35.2%	(57.2)	21.4%
Provision for contingencies	(59.3)	45.3%	(115.7)	43.3%
Voluntary retirements	(21.9)	16.7%	(36.0)	13.5%
Net expenses for technical functions	(12.0)	9.1%	(9.4)	3.5%
Other expenses - FOCEDE	-	0.0%	(42.6)	16.0%
Cost for services provides to third parties	(12.8)	9.8%	(44.6)	16.7%
Others	4.6	(3.5)%	(1.2)	0.4%
Total	(131.0)	100.0%	(267.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Distribution operating profit amounted to Ps. 1,666.3 million for the nine months ended September 30, 2015, compared to a loss of Ps. 915.7 million for the nine months ended September 30, 2014, mainly attributable to the implementation as of February 2015 of SE Resolution No. 32/15, Resolution No. 250/13 and subsequent Notes.  SE Resolution No. 32/15 grants a temporary increase in income to Edenor, calculated as the difference between  the “theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently  applied to each customer category, effective as of February 1, 2015,  and on account of the Integral Tariff Revision (Revision Tarifaria Integral, or “RTI”), in order to cover the  expenses and afford the investments associated with the normal provision of the service governed by  the  concession. Under these resolutions, there was a recognition of income on account of the RTI of Ps. 3,809.7 million and higher cost recognition of Ps. 186.6 million in the nine months ended September 30, 2015, compared to higher cost recognition of Ps. 735.5 million for the nine months ended September 30, 2014. Excluding such effects, operating income from our distribution segment amounted to a loss of Ps. 2,330.0 million for the nine months ended September 30, 2015, compared to a loss of Ps. 1,651.2  million for the nine months ended September 30, 2014. See Note 2.3.5 to our Annual Consolidated Financial Statements.

Distribution net financial results had a net loss of Ps. 352.4 million for the nine months ended September 30, 2015, a 60.2% lower net loss compared to a Ps. 884.7 million net loss for the nine months ended September 30, 2014, mainly attributable to the appreciation of the U.S. Dollar on Ps. 274.6 million of outstanding debt incurred, losses for interest expenses generated by liabilities of Ps. 184.8 million, which were partially offset by income from changes in fair value of financial instruments of Ps. 107.0 million.  As of September 30, 2015, and in accordance with SE Note No. 1208, the amounts owed to CAMMESA were recalculated and as a result, generated a profit of Ps. 254.4 million.  See Note 2.2 to our Unaudited Interim Financial Statements.  In 2014, our distribution segment recorded a loss from the appreciation of the U.S. Dollar on Ps. 610.3 million of outstanding debt incurred, losses from commercial interest due to the incurred debt with CAMMESA of Ps. 337.7 million and losses from interest expenses generated by liabilities of Ps. 207.0 million, which were partially offset by income from financial interests of Ps. 149.6 million due to the implementation of SE Resolution No. 250/2013 and subsequent Notes, changes in fair value of financial instruments of Ps. 52.1 million, a gain from a bond repurchase of Ps. 44.4 million and commercial interests of Ps. 32.5 million.

	Nine Months Ended September 30,
Financial Results, in AR$mm except %	2014		2015
Financial income
Financial interest	149.6	82.2%	23.6	40.5%
Commercial interest	32.5	17.8%	34.6	59.5%
Subtotal	182.1	100.0%	58.2	100.0%

Financial cost
Financial interest	(207.0)	37.1%	(184.8)	76.4%
Commercial interest	(337.7)	60.5%	(38.5)	15.9%
Taxes and bank commissions	(7.8)	1.4%	(15.6)	6.5%
Others	(5.9)	1.1%	(3.0)	1.2%
Subtotal	(558.4)	100.0%	(242.0)	100.0%

Other financial results
Foreign exchange differences, net	(610.3)	120.1%	(274.6)	162.8%
Changes in the fair value of financial instruments	52.1	(10.3)%	107.0	(63.4)%
Result from repurchase of financial debt	44.4	(8.7)%	-	0.0%
Others	5.5	(1.1)%	(1.0)	0.6%
Subtotal	(508.4)	100.0%	(168.7)	100.0%

Total	(884.7)	100.0%	(352.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our distribution operations recorded an income tax charge of Ps. 568.4 million in the nine months ended September 30, 2015, compared to Ps. 74.3 million income tax credits for the nine months ended September 30, 2014.

Finally, our distribution activities registered a net profit of Ps. 745.5 million for the nine months ended September 30, 2015, of which Ps. 290.5 million were attributable to the Company’s owners, compared to a loss of Ps. 1,045.0 million for the nine months ended September 30, 2014 attributable to the Company’s owners.

Holding and Others Segment

Net sales related to our holding and others segment increased by 125.5% to Ps. 629.8 million for the nine months ended September 30, 2015, compared to Ps. 279.2 million for the nine months ended September 30, 2014. These sales mostly corresponded to higher gas production primarily due to investment agreement with YPF in the Rincón del Mangrullo Block, which became effective in July 2014 by our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 210.9% to Ps. 391.5 million in the nine months ended September 30, 2015, compared to Ps. 125.9 million for the nine months ended September 30, 2014, mainly attributable to a 196.3% increase in depreciation of property, plant and equipment, a 401.9% increase in gas production expenses and a 127.2% increase in losses from  royalties, as a result of increased production in the Rincón del Mangrullo Block  and the entry into effect of the July 15 Addendum to the investment Agreement with YPF. The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

	Nine Months Ended September 30,
Cost of Sales, in AR$mm except %	2014		2015
Depreciation of property, plant and equipment	49.7	39.5%	147.3	37.6%
Gas Production	22.1	17.5%	110.9	28.3%
Royalties	33.0	26.2%	74.9	19.1%
Fees for third-party services	11.2	8.9%	44.0	11.2%
Labor costs	5.2	4.1%	7.7	2.0%
Others	4.7	3.7%	6.7	1.7%
Total	125.9	100.0%	391.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, gross profit related to our holding and others segment increased by 55.4% to Ps. 238.3 million for the nine months ended September 30, 2015 compared to Ps. 153.3 million for the nine months ended September 30, 2014.

Selling expenses related to our holding and others segment increased by 88.7% to Ps. 58.7 million for the nine months ended September 30, 2015 compared to Ps. 31.1 million for the nine months ended September 30, 2014, mainly attributable to increases in compensation agreements and tax on gross income between both periods.

The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Nine Months Ended September 30,
Selling Expenses, in AR$mm except %	2014		2015
Taxes, rates and contributions	9.5	30.4%	21.8	37.1%
Compensation agreements	18.4	59.2%	32.9	56.0%
Labor costs	1.6	5.2%	2.4	4.0%
Others	1.6	5.2%	1.7	2.8%
Total	31.1	100.0%	58.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased 15.8% to Ps. 136.9 million for the nine months ended September 30, 2015, compared to Ps. 118.2 million for the nine months ended September 30, 2014, principally attributable to higher  compensation agreements with certain Petrolera Pampa executives and higher directors’ and syndics’ fees.

The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Nine Months Ended September 30,
Administrative Expenses, in AR$mm except %	2014		2015
Compensation agreements	27.1	22.9%	44.3	32.4%
Labor costs	27.8	23.5%	29.1	21.3%
Fees for third-party services	30.4	25.7%	15.3	11.1%
Directors’ and syndics’ fees	9.3	7.8%	27.8	20.3%
Directors’ options reserve	6.7	5.7%	-	0.0%
Rental and insurance	4.8	4.0%	4.2	3.1%
Others	12.2	10.3%	16.1	11.8%
Total	118.2	100.0%	136.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses increased by 331.6% to a net profit of Ps. 214.2 million for the nine months ended September 30, 2015, compared to a net profit of Ps. 49.6 million for the nine months ended September 30, 2014, mainly attributable to an increase of Ps. 194.1 million from the implementation of Natural Gas Excess Injection Encouragement program of our subsidiary Petrolera Pampa, which was partly offset by expenses of Ps. 13.3 million in compensation agreements with certain Petrolera Pampa executives. See “Item 4. Our Business—Other Businesses—Gas Market.”

The following table shows the main components of our holding and others segment net income and expenses for the specified periods:

	Nine Months Ended September 30,
Other Operating Income & Expenses, in AR$mm except %	2014		2015
Resolution No. 1/13 Natural Gas Excess Injection Income	62.2	125.3%	256.3	119.6%
Recovery of expenses	11.2	22.6%	4.4	2.0%
Compensation agreements	(14.9)	-30.1%	(28.2)	-13.2%
Debit and credit tax	(9.0)	-18.1%	(18.4)	-8.6%
Others	0.1	0.2%	0.2	0.1%
Total	49.6	100.0%	214.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating profit in our holding and others segment amounted to Ps. 255.3 million for the nine months ended September 30, 2015, compared to a profit of Ps. 53.3 million for the nine months ended September 30, 2014, primarily explained by an increase in gross profit from Petrolera Pampa and Resolution No. 1/2013 Natural Gas Excess Injection Income.

Net financial results related to our holding and others activities represented a profit of Ps. 209.4 million for the nine months ended September 30, 2015, compared to a profit of Ps. 863.3 million for the nine months ended September 30, 2014, primarily attributable to lower gains generated from changes on the fair value of financial assets of Ps. 367.4 million of the CIESA Trust and TGS ADRs, foreign exchange differences of Ps. 142.7 million and net financial interest costs of Ps. 129.8 million.

The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Nine Months Ended September 30,
Financial Results, in AR$mm except %	2014		2015
Financial income
Financial interest	17.3	98.7%	24.7	100.0%
Others	0.2	1.3%	0.0	0.0%
Subtotal	17.5	100.0%	24.7	100.0%

Financial cost
Financial interest	(119.6)	89.7%	(249.4)	92.2%
Others	(13.7)	10.3%	(21.1)	7.8%
Subtotal	(133.3)	100.0%	(270.5)	100.0%

Other financial results
Changes in the fair value of financial instruments	703.4	71.8%	336.0	73.8%
Foreign exchange differences, net	274.4	28.0%	131.7	28.9%
Others	1.4	0.1%	(12.5)	-2.7%
Subtotal	979.1	100.0%	455.3	100.0%

Total	863.3	100.0%	209.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our holding and others segment recorded an income tax charge of Ps. 72.5 million for the nine months ended September 30, 2015, compared to a charge of Ps. 69.7 million for the nine months ended September 30, 2014.

Finally, our holding and others segment registered a net profit of Ps. 392.3 million for the nine months ended September 30, 2015, of which Ps. 339.0 million were attributable to the Company’s owners, compared to a net profit of Ps. 776.7 million recorded for the nine months ended September 30, 2014, all of which was attributable to the Company’s owners.

Liquidity and Capital Resources

Sources and uses of funds

Generation

As disclosed in our 2014 Form 20-F, due to a tariff freeze and increased operating costs, our generation subsidiaries began to receive financing from the Argentine government (mainly from CAMMESA) in order to fulfill their operating deficit and make capital expenditures. See “Item 5. Operating and Financial Review and Prospectus—Liquidity and Capital Resources— Sources and Uses of Funds” in our 2014 Form 20-F. As of the date of this report, our thermal generators had received partial advances of Ps. 747.6 million in the aggregate under loan agreements executed with CAMMESA to finance major maintenance of their generating units.

Under the 2014 Expansion Agreements, our generators agreed to expand the generating capacity of Loma de la Lata by 116 MW through the installation of a new aero-derivative gas- fired turbine generator (100 MW) and two gas-powered motor-generators (16 MW). As of the date of this report, CTLL had received partial advances of Ps. 650.3 million in the aggregate, pursuant to a financing agreement with CAMMESA and has made payments totaling Ps. 661.1 million under the Construction Agreement. See “Presentation of Information—Recent Developments—Loma de la Lata’s 2014 Expansion Project” in our 2014 Form 20-F.

Transmission

On September 17, 2015, each of Transener and Transba entered into an Addendum to the Renewal Agreement with the SE and ENRE providing financing of Ps. 431.9 million and Ps. 186.6 million, respectively, in furtherance of an investment plan for 2015 and granting additional non-reimbursable resources for the execution of that  plan. See Note 2 to our Audited Consolidated Financial Statements.

Distribution

Based on Edenor’s cost increase estimates and financial projections, considering SE Resolution No. 32/15 and, provided that the transfers of funds provided by that resolution take place, we believe that financial resources should be available in the short-term to cover its operating costs and debt interest payments. It further believes it should have sufficient short-term financial resources to fund  part of its investment plans, provided the payment plan to be defined with CAMMESA for the settlement of the remaining debt with the MEM conforms to the generation of surplus cash flow. Adherence to the investment plans will further depend on whether the assistance received until now continues. See Note 2.3.5 to our Audited Consolidated Financial Statements.

With respect to the Extraordinary Investment Plan, the SE instructed CAMMESA to extend a loan for consumption (mutuums) to Edenor for an additional Ps. 1.9 billion. See Note 2 to our Audited Consolidated Financial Statements.

As of September 30, 2015, Edenor’s working capital deficit amounted to Ps. 2 billion, including Ps. 2.3 billion owed to CAMMESA, whose payment plan agreement is currently being re-negotiated. Although these temporary measures help decrease uncertainty around Edenor’s financial position for 2015, we believe that its sustainable recovery will ultimately depend on an RTI that takes into consideration the ongoing development of operating costs, that allows for investments necessary to meet increasing demand with the quality levels stipulated in Edenor’s concession agreement and that makes it possible to have access to financing sources and cover its financing costs, while generating a reasonable return on investment.

The outcome of the RTI continues to be uncertain as to both its timing and final form. Furthermore, although the uncertainty from prior fiscal years has been mitigated in the short term by the temporary measures adopted by the Argentine government, it remains uncertain that such measures will continue to be effective in the medium and long-term inasmuch as their effectiveness will depend on future cost increases and the availability of the government’s resources to absorb them while continuing to provide assistance through loans for consumption (mutuums), until the RTI is carried out in a satisfactory manner.

Holdings and Others

In July 2015, Petrolera Pampa entered into a syndicated loan agreement with several banks for an aggregate principal amount of Ps. 765 million, the proceeds of which will be applied in furtherance of the Investment Agreement with YPF S.A. (“YPF”). See “Item 5. Our Business—Other Businesses—Petrolera Pampa’s Projects— New Investment Agreement with YPF” in our 2014 Form 20-F.

In October 2015, the outstanding amount under our loan with TGS was cancelled when we assigned all of our rights under the ICSID Claim to TGS. See “Recent Development—Repayment of our Loan with TGS.” We recognized a profit of approximately Ps. 215 million as a result of this cancellation. See Note 36 to our Unaudited Interim Financial Statements.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the periods indicated:

	Nine Months Ended
	September 30, 2014	September 30, 2015
	(in millions of Pesos)
Cash at the beginning of the period	341.7	335.2
Net cash generated by operating activities	1,973.3	2,756.7
Net cash used in investing activities	(1,857.9)	(3,975.7)
Net cash (used in) generated by financing activities	(241.4)	1,185.4
Foreign currency exchange difference generated by cash and cash equivalent	34.8	11.0
Cash and cash equivalents at the end of the period	250.5	312.6

Net cash generated by operating activities

Net cash generated by operating activities for the nine months ended September 30, 2015 was Ps. 2,756.7 million, principally attributable to negative adjustments of Ps. 367.9 million for changes in the fair value of financial instruments, Ps. 634 million for revenue recognition on account of the RTI associated with SE Resolution No. 32/15 and higher costs recognition associated with SE Resolution No. 250/13 and subsequent Notes in our distribution segment, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses of Ps. 476.5 million for depreciation and amortization of assets, Ps. 213 million for foreign currency exchange difference and Ps. 456.5 million in interest accruals.

Changes in operating assets and liabilities for the nine months ended September 30, 2015 were Ps. 42.8 million. These changes were primarily attributable to an increase of Ps. 2,023.6 million in trade receivables and other receivables which were partially offset by an increase of Ps. 1,077.0 million in trade and other payables and an increase of Ps. 925.5 million. These effects are explained by trade receivables and payable and loans compensation (mutuums) with CAMMESA.

Net cash generated by operating activities for the nine months ended September 30, 2014 was Ps. 1,973.3 million, principally attributable to negative adjustments of Ps. 869.1 million in the fair value of financial instruments and Ps. 735.5 million for Higher Costs Recognition associated with SE Resolution No. 250/13 and subsequent Notes in our distribution segment which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 333.7 million for depreciation and amortization of assets, Ps. 696.3 million for foreign currency exchange difference and Ps. 582.0 million for interest accruals.

Changes in operating assets and liabilities for the nine months ended September 30, 2014 were Ps. 2,497.3 million. These changes in operating assets and liabilities were primarily attributable to an increase of Ps. 2,297.5 million in proceeds from trade payables and loans compensation (mutuums) with CAMMESA and an increase of Ps. 276.1 million in trade and other payables, which were partially offset by an increase of Ps. 477.4 million in trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities for the nine months  ended September 30, 2015 was Ps. 3,975.7 million, principally  attributable to capital expenditures of Ps. 2,641.7 million, payments of Ps. 1,052 million for the purchases of financial assets at fair value and subscription of investment funds, net, of Ps. 1,206.7 million. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds of Ps. 728.6 million from financial assets at fair value sale.

Net cash used in investing activities for the nine months ended September 30, 2014 was Ps. 1,857.9 million, principally  attributable to Ps. 1,581.6 million in capital expenditures and Ps. 1,000.5 million paid for the purchase of financial assets at fair value. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds of Ps. 1,044.3 million from financial assets at fair value sale.

Net cash used in financing activities

Net cash generated by our financing activities for the nine months ended September 30, 2015 was Ps. 1,185.4 million, principally  attributable to net cash and cash equivalents of Ps. 3,059 million generated by borrowings at our different segments. These increases in cash and cash equivalents were partially offset by payments (including principal and interest) of Ps. 1,875.2 made in connection with bank and financial borrowings at our different segments.

Net cash used in our financing activities for the nine months ended September 30, 2014 was Ps. 241.4 million, principally attributable to payments of Ps. 1,319.7 million made in connection with bank and financial borrowings (including principal and interest) by all of our segments. These uses of cash and cash equivalents were partially offset by Ps. 913.3 million of net cash and cash equivalents generated by borrowings at our different segments.

Capital Expenditures

The following table sets forth the capital expenditures for our consolidated segments for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended
	September 30, 2014	September 30, 2015
	(in millions of Pesos)
Generation	143.9	1,112.4
Distribution	1,039.0	1,342.4
Holding and other	569.8	1,498.4
	1,752.7	3,953.2

During the nine months ended September 30, 2015, the significant increase in our capital expenditures in our generation segment was mainly related to Loma de la Lata’s 2014 Expansion Project, which consist of the incorporation of new generation capacity through the installation of two engine generators (16 MW) and a high-efficiency gas turbine (100 MW), and the major maintenance works in Piedra Buena’s Unit 29. In our distribution segment, in accordance with its capital expenditure program, Edenor invested Ps. 1,342.4 million, a substantial portion of which was used to increase the capacity of Edenor’s grid, in line with the growth of its customer base. In addition, Edenor made additional investments in order to meet its quality standards. In our holding and others segment, the increase in our capital expenditures was in line with the funding commitments under Petrolera Pampa’s investment agreement with YPF.

Regarding the new gas turbine, the final checkups (in an operating condition) and contractual and commercial tests are scheduled to be conducted in January 2016, and the unit’s commissioning is expected for the second half of January. As regards the two 8 MW engine generators, the project is currently in the engineering and soil study stage and their commissioning is expected for the third quarter of 2016. During 2016, we also expect to start execution of the project under the 2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generators Availability Increase and Adjustment of Generation Remuneration. See Note 2.1 in our Unaudited Interim Financial Statements. We currently expect that our capital expenditures in our holding and others segment may increase in line with our capital expenditures required after the Addendum Investment Agreement with YPF for the Rincón del Mangrullo Area, under which the total investment committed by Petrolera Pampa for the 2014-2017 period would exceed US$ 350 million.

Debt

Our total consolidated financial debt as of September 30, 2015 was Ps. 6,557.1 million, of which 78.3% was long-term debt.  Approximately 41.9% of our consolidated debt outstanding at September 30, 2015 was denominated in foreign currencies, mainly in U.S. Dollars.  The amount of our total consolidated financial debt does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Unaudited Interim Financial Statements. Approximately 47.3% of our consolidated debt outstanding at September 30, 2015 bore interest at floating interest rates. Such debt was denominated entirely in pesos. See Note 17 to our Unaudited Interim Financial Statements.

The below is a description of the main changes in the indebtedness of our subsidiaries since the filing of our 2014 Form 20-F. See also Note 17 to our Unaudited Interim Financial Statements.

Under the terms of their respective outstanding debt, our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of September 30, 2015, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

During May 2015, SE Note No. 1129/15 authorized the extension of additional financing for the Peso equivalent of U.S.$ 7.2 million, plus VAT and nationalization costs, to fund the replacement of new parts not contemplated in the original loan agreement with CAMMESA, dated April 8, 2014. See “Item 5. Operating and Financial Review and Prospects—Debt—Generation—Piedra Buena.” As of the date of this report, Piedra Buena had received partial advances in the amount of Ps. 586.9 million under the existing financing. The additional financing is expected to be issued pursuant to an addendum to the original loan that has not been executed as of the date of this report.

Güemes

In May 2015, Güemes entered into a loan agreement with CAMMESA to finance its GUEMTV11 unit, for the Peso-equivalent of U.S.$ 10.3 million, plus VAT and nationalization costs, repayable within a 36-month term, with an option to extend for 12 additional months. Under the terms of the agreement, Güemes is required to have an availability of 80% after the end of the project. If it fails to accomplish the required availability, repayment of loan installments will cease to be limited to the Direct Additional Remuneration (Remuneración Adicional Directa a Generadores) and, in case of extension, from the Maintenance Remuneration (Remuneración de los Mantenimientos no Recurrentes) and Güemes will be required to pay the full applicable installment. As of the date of this report, Güemes had received partial advances in the amount of Ps. 4.0 million.

Loma de la Lata

In August 2015, Loma de la Lata and CAMMESA executed an addendum to their loan agreement dated March 5, 2015, pursuant to which CAMMESA provided additional financing in an aggregate Peso equivalent of U.S.$ 4.8 million and U.S.$ 18.2 million, in both cases plus VAT, nationalization and logistics costs. The proceeds of this additional financing will be applied by Loma de la Lata in the maintenance of its LDLATG03 unit and, under the terms of the agreement, Loma de la Lata is required to have an availability of 80% after the end of the project. If it fails to accomplish the required availability, repayment of loan installments will cease to be limited to the Direct Additional Remuneration (Remuneración Adicional Directa a Generadores) and from the Maintenance Remuneration (Remuneración de los Mantenimientos no Recurrentes) and Loma de la Lata will be required to pay the full applicable installment. See “Item 5. Operating and Financial Review and Prospects—Debt—Generation—Loma de la Lata” in our 2014 Form 20-F. As of the date of this report, Loma de la Lata had received partial advances in the amount of Ps. 156.7 million.

In July 2015, Loma de la Lata set up a new non-convertible corporate bonds program for a principal amount of up to U.S.$ 350.0 million, or its equivalent in another currency. In August 2015, Loma de la Lata issued an aggregate principal amount of  Ps. 258 million of its Class C Corporate Bonds, maturing 21 months from issuance and paying a fixed monthly coupon of 27.75% during the first six months and then a monthly variable coupon at the Private Badlar rate plus a 450 basis points spread during the remaining 15 months. The proceeds from the issuance of these bonds were allocated to the partial early cancellation of the Syndicated Loan in August 2015.  The remainder of the Syndicated Loan was cancelled in October 2015 with its own funds.

In October 2015, Loma de la Lata issued an aggregate principal amount of Ps. 282.4 million of its Class A Corporate Bonds, maturing 36 months from their issuance and paying a variable monthly coupon at the Private Badlar rate. In November 2015, Loma de la Lata issued an aggregate principal amount of Ps. 575.2 million of its Class E Corporate Bonds, maturing 60 months after their issuance date and paying a variable monthly coupon at the Private Badlar rate. Loma de la Lata plans to use the proceeds from the issuance of these bonds to finance part of the 116 MW expansion works it is currently conducting under the 2014 Expansion Agreements.

Holding and Others

Petrolera Pampa

Petrolera Pampa issued two series of VCPs under its VCPs Global Program of April 24, 2014. In February 2015, Petrolera Pampa issued Ps. 89.9 million in principal face value of its Series 11 notes, accruing interest at a Private Badlar Rate plus a 28% spread, payable quarterly and maturing 12 calendar months as from their issuance date. In April 30, 2015, Petrolera Pampa issued Ps. 137 million in principal face value of its Series 12 notes, accruing interest at a Private Badlar Rate plus a 28.5% spread, payable quarterly and maturing 12 calendar months as from their issuance date. Proceeds from the issuance of these VCPs were used for investments in physical assets, the payment of working capital and  the refinancing of liabilities. See Note 21 to our Audited Consolidated Financial Statements.

In July 2015, Petrolera Pampa amended its VCPs Global Program, increasing its aggregate limit from U.S. $40.0 million to U.S.$ 70.0 million or its equivalent in other currencies. Also in July 2015, Petrolera Pampa modified its Corporate Bonds Program by increasing its limit to U.S.$ 250.0 million or its equivalent in other currencies. See Note 21 to our Audited Consolidated Financial Statements.

In July 2015, Petrolera Pampa entered into a syndicated loan agreement for Ps. 765.0 million with Banco Hipotecario S.A., BACS Banco de Crédito y Securitización S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Citibank N.A, Argentine branch. The loan consists of a variable interest tranche of Ps. 615.0 million, bearing interest at the Private Badlar rate plus a 5.75% spread and a fixed rate tranche of up to Ps. 150.0 million bearing interest at 30%. Payment of principal under both tranches of the loan will be made in ten quarterly installments. Petrolera Pampa has issued sight bills upon disbursement to each of the banks to guarantee the outstanding principal and interest in the proportion of their share in the loan. Petrolera Pampa expects to apply the proceeds from this loan to cover the expenses under its investment agreement with YPF.

Transmision

Transener

Transener issued Series 1 and 2 notes under its global program for the issuance of simple, non-convertible, medium-term notes for an aggregate principal of U.S.$ 300 million. Series 1 Notes bear an interest rate of 8.875% and are amortized in four equal payments, maturing in 2016. Series 2 Notes are due August 15, 2021, bear interest at an annual interest rate of 9.75% and will be fully amortized at the maturity date. The remaining outstanding amount of the nominal Series 1 and Series 2 Notes as of September 30, 2015 was U.S.$ 26,532,000 and U.S.$ 98,535,000, respectively.

Contractual Obligations

In the table below, we set forth certain contractual obligations as of September 30, 2015 and the period in which these obligations come due. Peso amounts have been translated from Dollar amounts at the official seller exchange rate for Dollars quoted by Banco Nación on September 30, 2015 of Ps. 9.422 to U.S.$ 1.00.

		Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Payments Obligations	(in millions of pesos)
Debt obligations and commercial debt obligations	11,715.7	6,134.4	2,732.6	5663	2,282.4
Capital Expenditures	2,862.7	2,526.8	89.6	83.4	162.9
Royalty payments	233.8	24.7	52.1	52.4	104.7
Operating leases	78.3	47.9	25.8	4.5	0.1
	14,890.5	8,733.8	2,900.1	706.5	2,550.1
Purchase Obligations
Natural gas purchase agreements for electricity generation	353.8	353.8	-	-	-
Natural gas transportation agreement	103.0	4.0	7.9	7.9	83.2
	456.7	357.8	7.9	7.9	83.2
Other
Accrued fines and penalties	1,269.4	60.3	1,209.1	-	-
Total	16,616.6	9,151.8	4,117.2	714.4	2,633.3

Risk Management

We regularly assess our currency exchange exposure to determine how to manage the risk associated with such exposure. In order to cover for foreign-currency exchange rate fluctuations, we have entered into forward contracts to purchase and sell U.S. dollars. To the extent we enter into forward contracts, our practice varies from time to time, depending on our assessment of the level of risk, expectations as to exchange rate fluctuations and the cost of derivative financial instruments. We may stop using derivative financial instruments or modify our practice in this regard at any time.

As of September 30, 2015, we had derivatives positions with an aggregate negative net fair value of Ps. 31.4 million, which are described in Note 6 to our Unaudited Interim Financial Statements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangement as of September 30, 2015.

Quantitative and Qualitative Disclosures about Market Risk

No significant changes have arisen in market risk since we filed our 2014 Form 20-F.

Recent DevelopmentS

The information presented below concerns recent developments since the filing of our 2014 Form 20-F through the date of this report on Form 6-K.

Share Capital Reduction of Edenor

At the ordinary and extraordinary shareholders’ meeting held in April 2015, Edenor’s shareholders resolved not to reduce Edenor’s share capital and instructed the board of directors to call an extraordinary shareholders’ meeting if, due to the results of operations for the following three-month period, Edenor would once again become subject to compliance with the mandatory reduction of share capital set forth in section 206 of the Argentine Business Companies Law (“ABCL”). This resolution was based on Edenor’s financial position and its development since the beginning of 2015, as a consequence of the impact caused by the application of SE Resolution No. 32/2015. As of September 30, 2015, Edenor is no longer subject to the mandatory share capital reduction set forth in the ABCL.

Addendum to the Investment Agreement between Petrolera Pampa and YPF Related to Rincón del Mangrullo Block

In May 2015, Petrolera Pampa and YPF executed an addendum to their investment agreement, dated November 6, 2013 (the “Investment Agreement”).  In July 2015, the parties agreed that the conditions precedent of the addendum had been met and, consequently, that the terms of the addendum would apply retroactively as of January 1, 2015. Pursuant to the addendum, the original Investment Agreement was modified as follows:

•         the scope of the original Investment Agreement was increased to include other geological formations;

•         so long as Petrolera Pampa meets all of its investment commitments in surface facilities, estimated at U.S.$ 70 million for the years 2015 and 2016, and contributes 50% of all costs and expenses incurred in the operation of the area covered by the Investment Agreement (the “Area”), as amended, Petrolera Pampa will be entitled to the production of all existing wells in the Area;

•         Petrolera Pampa agreed to expand the 2015 drilling plan at the Mulichinco formation by approximately U.S.$ 70 million, to be covered jointly with YPF.

•         Petrolera Pampa agreed to invest U.S.$22.5 million in aggregate for well drilling in the Mulichinco formation and for additional surface investments during 2016 and 2017;

•         Petrolera Pampa agreed to invest approximately U.S.$ 34 million in aggregate during 2016 and 2017 in exploratory wells at the Lajas formation; and

Petrolera Pampa’s total committed investment in the area for the 2014-2017 period is approximately U.S.$ 350 million. As of the date of this report, Petrolera Pampa had invested U.S.$ 192.6 million under the Investment Agreement, as modified.

Since the effective date of the addendum, Petrolera Pampa has raised its average production in the area by 300,000 m3/day, or 35%, over the same period in 2014. Additionally, the volume of liquids and natural gas during the period between January 1, 2015 and the effective date of the addendum, to which Petrolera Pampa is entitled as a result of the retroactive application of the addendum, amounted to 63.7 million m3 and 1,820 m3, respectively. Petrolera Pampa is expected to receive full compensation for this volume by April 30, 2016. As of September 30, 2015, Petrolera Pampa had been compensated for 12 million m3 of gas, representing approximately Ps. 19.5 million.

Production corresponding to Petrolera Pampa under the agreement has reached 1.8 million m3 per day (including 300,000 m3/day payable as compensation), and it is marketed pursuant to gas supply agreements with different clients at an average price of U.S.$ 4.7/MMBTU.

Income Recognition under SE Resolution Note No. 1208

In June 2015, we recalculated certain amounts owed to CAMMESA as a result of the newly adopted income recognition rules under SE Resolution Note No. 1208.  In July 2015, we settled with CAMMESA the new amounts owed to them and CAMMESA issued the LVFVDs accumulated in our favor for the surplus amount,  which resulted from offsetting the PUREE-related debts against and up to the amount of the MMC established receivables, including interest for both concepts and for the amounts owed by Edenor under the loans for consumption granted for higher salary costs.  The net result of this agreement with CAMMESA generated a profit of Ps. 254.4 million and has been recorded as a financial expense in our unaudited interim financial statements. See Note 2.2 to our Unaudited Interim Financial Statements.

Increase in the Electricity Generation Remuneration Scheme of SE Resolution No. 482/15

In June 2015, the SE issued SE Resolution No. 482/15, pursuant to which it retroactively applied the tariff regime for electricity generation in commercial transactions as of February 2015 and added a system of incentives based on energy production and operational efficiency. See Note 2.1 to our Unaudited Interim Financial Statements.

In addition, SE Resolution No. 482/15 adds internal combustion engines to its tariff regime, as well as remuneration for the non-recurring maintenance for hydraulic generators and the creation of a special fund for the FONINVEMEM 2015-2018 Agreement. The special fund must exclusively finance projects that have been previously approved by the SE.

Loma de la Lata Arbitration Award

In 2011, Isolux Corsan Argentina S.A., Tecna Estudio y Proyectos de Ingeniería S.A., Isolux Corsan Argentina S.A.—Tecna Estudio y Proyectos de Ingeniería S.A. Unión Transitoria de Empresas, Isolux Ingeniería S.A., Tecna Proyectos y Operaciones S.A. e Isolux Ingeniería S.A.—Tecna Proyectos y Operaciones S.A. Unión Temporal de Empresas (the “Contractors”) filed an arbitration request before the International Court of Arbitration of the International Chamber of Commerce, seeking U.S.$ 111.3 million in damages, in connection with the execution of certain guarantees by Loma de la Lata as a result of delays in the hand-over of the Loma de la Lata project. Loma de la Lata filed a counterclaim, seeking compensation of U.S.$ 228.2 million in damages resulting from the Contractors’ breach of contract in connection with the Loma de la Lata Project. See “Item 8. Legal Proceedings - Legal Proceedings involving Loma de la Lata” in our 2014 Form 20-F.

In June 2015, the arbitration tribunal issued a final award in favor of Loma de la Lata of U.S.$ 49.3 million in damages (the “Award”). After giving effect to certain reciprocal credits and debits between both parties, the outstanding amount due from the Contractors to Loma de la Lata is U.S.$ 15.1 million.  Both parties have filed requests for corrections and interpretation of the Award. At the conclusion of such proceeding,  the Tribunal issued an explanatory award clarifying certain points raised by the parties in their requests. The main amendment to the Award is an adjustment regarding the amount of the guarantees executed by Loma de la Lata, which resulted in a minor reduction of the outstanding amount due from the Contractors to Loma de la Lata to U.S.$ 14.6 million.

Also, in September 2015, the Contractors submitted a plea for nullity of the Award before the Paris Chamber of Appeals. The plea does not seek to review the merits of the Award, but to review the required formalities for its issuance. If the plea is successful, the Award will be voided and a new award is expected to be issued.

Renewal of the New Framework Agreement

                In June 2015, Edenor, together with Edesur, the Federal Government of Argentina and the Government of the Province of Buenos Aires signed an addendum to their framework agreement pursuant to which the Framework Agreement was renewed for a period of four years, from January 1, 2015 to December 31, 2018. See Note 2.3.8 to our Audited Consolidated Financial Statements and Note 2.2 to our Unaudited Interim Financial Statements. .

Resignation of Juan Cuattromo as Director

In September 2015, the Company received a resignation letter from Mr. Juan Cuattromo, alternate director of the Company. As of the date of this report, no alternate director has been elected to replace Mr. Cuattromo.

Repayment of the TGS ICSID Loan

In October 2011, TGS extended a U.S.$ 26.0 million loan to us (the “TGS ICSID Loan”) to finance our  acquisition of the rights to control, suspend and waive the ICSID Claim pursuant to a call-option agreement between us, Inversiones Argentina II and GEB Corporation.

Pursuant to the terms of the TGS ICSID Loan, upon the occurrence of certain adjustments to TGS’s tariffs, the TGS ICSID Loan would become mandatorily pre-payable through our assignment of the ICSID Claim to TGS. In September 2015, adjustments in TGS’s tariffs triggered the mandatory pre-payment of the TGS ICSID Loan, resulting in the full and unconditional assignment of all of our rights and obligations under the ICSID Claim to TGS in October 2015. Consequently, the outstanding amount of Ps. 324.2 million under the ICSID Loan was canceled and the transaction result generated a profit of Ps. 215.4 million. See Note 36 to our Unaudited Interim Financial Statements.

Edenor’s Acquisition of Real Property

On October 7, 2015, Edenor Board of Directors approved an offer for a total amount of Ps. 439.2 million, in order to acquire certain real property in order to concentrate centralized functions and reduce rental costs and the risk of future increases.

As of the date of this report, Edenor, which has paid Ps. 13.2 million as a deposit, is negotiating with the seller the final terms and conditions in order to sign of the contract for the sale of property.

Exercise of Warrants Granted under the Opportunities Assignment Agreement

As disclosed in our 2014 Form 20-F, in September 2006 we executed an Opportunities Assignment Agreement, pursuant to which we issued warrants to certain of our principal directors and key executives. See “Item 6.  Directors, Senior Management and Employees - Opportunities Assignment Agreement and Warrants.”  On November 23, 2015, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”) notified us, on behalf of the warrants holders, of their decision to exercise subject to certain conditions, the outstanding warrants, which represent the right to subscribe for 381,548,564 of our common shares.  The aggregate exercise price of the warrants is U.S.$ 103,018,112.28, which is payable to us in U.S. Dollars or, at the option of the warrants holders, in Pesos as provided in the warrant agreements. Upon payment of the exercise price, we will issue the underlying amount of new common shares, of which (i) a portion will be sold in the form of ADSs in a public offering and (ii) the remainder will be delivered to the warrants holders in the form of ADSs.

After the exercise of the warrants and the issuance of the underlying shares, the new common shares will represent a 22.25% of our capital stock, which will be comprised of a total of 1,695,859,459 shares, each entitled to one vote, issued in book-entry form with a nominal value of Ps. 1.00. This capital increase, as well as the public offering and listing of the shares to be issued has been duly authorized by the Argentine National Exchange Commission and the Buenos Aires Stock Exchange.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2015

PAMPA ENERGÍA S.A.

By:	/s/ Gustavo Mariani

Name:	Gustavo Mariani
Title:	Co-Chief Executive Officer